LUSE GORMAN, PC

ATTORNEYS AT LAW

5335 Wisconsin Avenue, NW, Suite 780

Washington, D.C. 20015

Telephone (202) 274-2000

Facsimile (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S EMAIL
(202) 274-2007	nquint@luselaw.com

August 8, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Financial Services

100 F Street, N.E.

Washington, D.C. 20549-4720

Attn.: Madeleine Mateo, Esq.

Re:	Central Plains Bancshares, Inc. (Registration No. 333-272636)
Registration Statement on Form S-1

Dear Ms. Mateo:

On behalf of Central Plains Bancshares, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-Effective Amendment No. 3 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”). Set forth below is the comment from the Staff’s comment letter dated August 7, 2023, as well as the Company’s response to that comment. The Amended S-1 has been marked to reflect changes from the original filing.

Amendment No. 1 to Form S-1 filed July 25, 2023

Exhibits

1.	Please also include a legal opinion on the participation interests.

The requested opinion has been included in revised Opinion 5, which has been filed as an exhibit to the Amended S-1.

*    *    *    *    *

LUSE GORMAN, PC

ATTORNEYS AT LAW

Securities and Exchange Commission

August 8, 2023

We trust the foregoing is responsive to the Staff’s comment. We request that the Staff advise the undersigned at (202) 274-2007 or Lawrence Spaccasi of this office at (202) 274-2037 as soon as possible if it has any further comments.

Respectfully,

Ned Quint

cc:	Steven D. Kunzman, Chairman, President

    and Chief Executive Officer

Lawrence M.F. Spaccasi, Esq.